UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)1/

C C MEDIA HOLDINGS, INC.
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

12502P102
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12502P102

1
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, LLC
Abrams Capital Management, L.P.
David Abrams

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4
Citizenship or Place of Organization.

Abrams Capital Partners II, L.P. – Delaware
Abrams Capital, LLC – Delaware
Abrams Capital Management, LLC – Delaware
Abrams Capital Management, L.P. – Delaware
David Abrams -- United States

Number of Shares Beneficially Owned by Each Reporting Person With
5    Sole Voting Power

Abrams Capital Partners II, L.P.  - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

6    Shared Voting Power

Abrams Capital Partners II, L.P.  - 1,190,266 shares
Abrams Capital, LLC – 1,492,330 shares
Abrams Capital Management, LLC – 2,495,506 shares
Abrams Capital Management, L.P. – 2,495,506 shares
David Abrams – 2,495,506 shares
Refer to Item 4 below.

7    Sole Dispositive Power

Abrams Capital Partners II, L.P.  - 0 shares
Abrams Capital, LLC – 0 shares
Abrams Capital Management, LLC – 0 shares
Abrams Capital Management, L.P. – 0 shares
David Abrams – 0 shares

8    Shared Dispositive Power

Abrams Capital Partners II, L.P.  - 1,190,266 shares
Abrams Capital, LLC – 1,492,330 shares
Abrams Capital Management, LLC – 2,495,506 shares
Abrams Capital Management, L.P. – 2,495,506 shares
David Abrams – 2,495,506 shares

Refer to Item 4 below.

9
Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P.  - 1,190,266 shares
Abrams Capital, LLC – 1,492,330 shares
Abrams Capital Management, LLC – 2,495,506 shares
Abrams Capital Management, L.P. – 2,495,506 shares
David Abrams – 2,495,506 shares
Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11
Percent of Class Represented by Amount in Row (9)

Abrams Capital Partners II, L.P.  - 5.1%
Abrams Capital, LLC  - 6.4%
Abrams Capital Management, L.P.  - 10.7%
Abrams Capital Management, LLC  - 10.7%
David Abrams  - 10.7%

Refer to Item 4 below.

12
Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)
Abrams Capital, LLC  – OO (Limited Liability Company)
Abrams Capital Management, L.P.  – OO (Limited Partnership)
Abrams Capital Management, LLC  – OO (Limited Liability Company)
David Abrams – IN

Item 1.

(a)	Name of Issuer
C C Media Holdings, Inc.
(b)	Address of Issuer's Principal Executive Offices
200 East Basse Road, San Antonio, Texas 78209

Item 2.

(a)	Name of Person Filing
Abrams Capital Partners II, L.P. Abrams Capital, LLC Abrams Capital Management, L.P. Abrams Capital Management, LLC David Abrams
(b)	Address of Principal Business Office or, if none, Residence

Abrams Capital Partners II, L.P.
Abrams Capital, LLC
Abrams Capital Management, L.P.
Abrams Capital Management, LLC
David Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 22nd Floor
Boston, MA 02116

(c)	Citizenship
Abrams Capital Partners II, L.P. - Delaware Abrams Capital, LLC - Delaware Abrams Capital Management, L.P. - Delaware Abrams Capital Management, LLC - Delaware David Abrams - United States

CUSIP No. 12502P102

(d)	Title of Class of Securities
Class A Common Stock, par value $0.001 per share
(e)	CUSIP Number
12502P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**

Abrams Capital Partners II, L.P.  - 1,190,266 shares
Abrams Capital, LLC – 1,492,330 shares
Abrams Capital Management, LLC – 2,495,506 shares
Abrams Capital Management, L.P. – 2,495,506 shares
David Abrams – 2,495,506 shares

(b)	Percent of Class
Abrams Capital Partners II, L.P. - 5.1% Abrams Capital, LLC - 6.4% Abrams Capital Management, L.P. - 10.7% Abrams Capital Management, LLC - 10.7% David Abrams - 10.7%

CUSIP No. 12502P102

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
	(ii)	shared power to vote or to direct the vote

Abrams Capital Partners II, L.P.  - 1,190,266 shares
Abrams Capital, LLC – 1,492,330 shares
Abrams Capital Management, LLC – 2,495,506 shares
Abrams Capital Management, L.P. – 2,495,506 shares
David Abrams – 2,495,506 shares

	(iii)	sole power to dispose or to direct the disposition of
Abrams Capital Partners II, L.P. – 0 shares Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Abrams Capital Partners II, L.P.  - 1,190,266 shares
Abrams Capital, LLC – 1,492,330 shares
Abrams Capital Management, LLC – 2,495,506 shares
Abrams Capital Management, L.P. – 2,495,506 shares
David Abrams – 2,495,506 shares

** Shares reported herein for Abrams Capital Partners II, L.P. (“ACP II”) represent shares beneficially owned by ACP II. Shares reported herein for Abrams Capital, LLC (“Abrams Capital”) represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner.  Shares reported herein for Abrams Capital Management, L.P. (“Abrams CM LP”) and Abrams Capital Management, LLC (“Abrams CM LLC”) represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by other private investment funds for which Abrams CM LP serves as investment manager.  Abrams Capital Management, LLC is the general partner of Abrams CM LP.  Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC.  Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 12502P102

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 12502P102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:              February 11, 2011

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 11, 2011, is by and among Abrams Capital Partners II, L.P., Abrams Capital, LLC, Abrams Capital Management, L.P., Abrams Capital Management, LLC and David Abrams (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Class A Common Stock, par value $0.001 per share, of C C Media Holdings, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually